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VIA EDGAR

May 13, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Pamela Long, Assistant Director

RE:	Innovation Economy Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed May 6, 2015

File No. 333-203238

Dear Ms. Long:

On behalf of Innovation Economy Corporation (the “Company”), we hereby respond to the letter dated May 7, 2015 from you to Mr. Dale Hutchins, President of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Amendment No. 1 to the Company’s Registration Statement on Form S-1, which amendment was submitted to the Commission on May 6, 2015 under the Securities Act of 1933 (the “Securities Act”). For your convenience, we have transcribed each of the Staff’s comments below in bold type, and we follow each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1, to be filed substantially contemporaneously with the submission of this letter.

General

1.	We note that you conducted a private placement of $2,100,000 of Convertible Notes, which closed on April 30, 2015 and that you have amended your registration statement to include the units issuable upon conversion of such convertible notes. Please provide us with a detailed analysis regarding why the concurrent private offerings should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Questions 139.25 and 139.27 of our Securities Act Sections Compliance and Disclosure Interpretations.

Consistent with the interpretive guidance provided by the Commission in Release No. 33-8828 (the “Release”) and in the answers to Questions 139.25 and 139.27 of the Securities Act Sections Compliance and Disclosure Interpretations, we believe that the 2015 private placement of $2,100,000 of Convertible Notes should not be integrated into the Company’s public offering.

The relevant facts are as follows:

A.	The 2015 private placement Convertible Notes were sold to the following three persons: (i) Mr. Roger D. Gurganus, an American individual investor and a pre-existing investor in the Company, who was familiar with and had a relationship with the Company prior to being contacted by the Company about whether he might be interested in investing in the private placement of the Convertible Notes; (ii) YuYu Pharma Inc., a South Korean business and a pre-existing investor in the Company, which was familiar with and had a relationship with the Company prior to being contacted by the Company about whether it might be interested in investing in the private placement of the Convertible Notes; and (iii) Jobikan Nigeria Limited, a Nigerian business, which was not a pre-existing investor in the Company but had a pre-existing relationship with YuYu Pharma, and was introduced to the Company by YuYu Pharma after the Company contacted YuYu Pharma about possibly being interested in the private placement of the Convertible Notes.

May 13, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation

B.	The three purchasers were identified based on the following process:

a.	Company executives made private phone or email contact with pre-existing investors in the Company, inquiring separately as to each investor whether the investor might be interested in making an additional investment in the Company, in which case the Company would discuss the potential provision of additional information. Some were interested, some were not and some referred the Company to third parties whom such investors thought might be interested in becoming investors. Thereafter, Company executives made private phone or email contact with such third parties, introducing themselves and the Company, explaining how they came to make contact and inquiring about any potential interest in making an investment. In some cases, such third parties were offered and sent a slide deck containing only basic, general information about the Company, as well as instructions requiring the recipient to keep the slide deck information confidential.

b.	As a result of such contacts, the Company identified 8 pre-existing investors and 12 third parties who expressed interest in possibly investing and were open to receiving additional information.

c.	All 20 such prospective investors were then given written non-disclosure agreements and were required to execute those agreements before receiving additional information.

d.	As a result of the foregoing process, a total of three prospective investors ultimately chose to receive and review additional information and purchase 2015 private placement Convertible Notes, as identified in sub-paragraph A, above.

C.	No prospective investor was contacted using any version of the Company’s registration statement.

D.	No prospective investor approached the Company; instead, all were approached by the Company.

In the Release, the Commission provided examples of situations in which a private placement may be conducted concurrently with a separate public offering. The Release states in part that, “ . . . if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.” Given the facts set forth above, it is clear that the prospective investors in the Company’s Convertible Notes private placement were not identified or contacted through the marketing of the Company’s planned public offering, but were instead identified and contacted through pre-existing relationships and outside of any public offering effort; and that no prospective investors contacted the Company, whether as a result of a general solicitation involving a registration statement or otherwise. We also note that the private placement to the three offerees closed on April 30, 2015, prior to the inclusion of the offerees as selling securityholders in the selling securityholder prospectus included in the Company’s registration statement (and prior to any disclosure whatever of the private placement in any version of the Company’s registration statement or otherwise).

May 13, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation

For all these reasons, we believe the 2015 private placement of the Company’s Convertible Notes should not be integrated into the Company’s public offering.

Selling Securityholder prospectus cover page

2.	In connection with comment 14 of our letter dated February 26, 2015 and comment 3 of our letter dated April 17, 2015, we note your disclosure in the fourth paragraph of the cover page and in the Plan of Distribution section that in the absence of a public market, you “expect” that shareholders will initially offer and sell their securities “at or above $5.10 per share” and their warrants “at or above $0.01 per warrant”. Please note that in the absence of a market price you must disclose a fixed price that will be used for the duration of the offering up until such time that a market exists. The current disclosure only sets a minimum price at which you expect the shares and warrants to be sold. Please revise to state a firm, fixed price at which the selling shareholders will sell shares and warrants until there is a market for the securities.

In response to this comment, in Amendment No. 2, we have revised the cover page of the Selling Securityholder prospectus, and the “Plan of Distribution” section of the Selling Securityholder prospectus, to state the fixed price at which the selling shareholders will sell shares and warrants until there is a market for the securities.

3.	We note disclosure in the sixth paragraph of the cover page that the placement agent is entitled to purchase up to $114,025 of Units issued in the company’s IPO pursuant to a warrant issued in connection with the 2014 Private Placement. Please clarify, if true, that TriPoint will exercise its warrants to purchase Units privately, upon closing of the IPO, rather than in the IPO itself. Please also clarify, if true, that the shares and warrants offered by TriPoint in the selling securityholder prospectus are the shares and warrants it will obtain privately from the company upon the exercise of its warrant, consistent with your disclosure in the Selling Securityholders section.

In response to this comment, in Amendment No. 2, we have revised the cover page of the Selling Securityholder prospectus, the “Selling Securityholders” section of the Selling Securityholder prospectus and the cover page, explanatory note and pages 7, 27, 35-37, 102, 106 and 113 of the initial public offering prospectus, to clarify that (i) TriPoint’s warrants (as well as the warrants held by Primary Capital, which also participated as a broker-dealer in the 2014 Private Placement) are exercisable for the acquisition of 2014 Convertible Notes; (ii) the two entities will exercise their warrants privately prior to the closing of the initial public offering and thereby acquire 2014 Convertible Notes; and (iii) following the closing of the IPO, the 2014 Convertible Notes held by the two entities will be subject to the same forced conversion to which the 2014 and 2015 Convertible Notes held by other Note holders will be subject, and the two entities will be able to resell the securities into which their Notes convert on a registered basis in the same way that other Note holders will be able to do so, pursuant to the Selling Securityholder prospectus.

May 13, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation

Exhibits, page II-3

4.	Please file your legal opinion with your next amendment.

In response to this comment, we have filed our firm’s legal opinion as Exhibit 5.1 to Amendment No. 2.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

Cc:	Asia Timmons-Pierce, SEC
Mr. Dale Hutchins, Innovation Economy Corp.